FOR IMMEDIATE RELEASE


Contact:     Hasbro                                              MicroProse
             Wayne Charness: News Media                          Angela Edwards
             401-727-5983                                        510-864-4336

             Renita O'Connell: Investor Relations                Virginia Turner
             401-727-5401                                        510-864-4431


                             HASBRO, INC. ANNOUNCES
                        COMMENCEMENT OF TENDER OFFER FOR
                                MICROPROSE, INC.


     PAWTUCKET, RI, August 14, 1998 -- Hasbro, Inc. (ASE: HAS) announced today that New HIAC Corp., its wholly owned subsidiary, has commenced a cash tender offer to purchase all of the outstanding shares of MicroProse, Inc. (NASDAQ:
MPRS) at a price of $6.00 per share.

     The offer is being made pursuant to the previously announced merger agreement among New HIAC Corp., Hasbro, Inc. and MicroProse, Inc. The offer is conditioned upon, among other things, the tender of at least 50.1% of the shares of common stock outstanding on a fully diluted basis and the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Friday, September 11, 1998, unless the offer is extended. Bear, Stearns & Co. Inc. is acting as the Dealer Manager and D.F. King & Co. is acting as the Information Agent in connection with the offer.

     Hasbro, Inc. is a worldwide leader in the design, manufacture and marketing of toys, games, interactive software, puzzles and infant products. Both internationally and in the U.S., its Playskool[R], Kenner[R], Tonka[R], OddzOn[R], Super Soaker[R], Milton Bradley[R], Parker Brothers[R], Tiger[TM] and Hasbro Interactive products, provide children and families with the highest quality and most recognizable toys and games in the world.

     MicroProse, Inc. is a leading developer and publisher of entertainment software for use on CD-ROM-based personal computers (PC's). The Company has four development studios located in Alameda, California; Hunt Valley, Maryland; Chapel Hill, North Carolina; and Chipping Sodbury, England. Products are available nationally and internationally and are sold through major distributors, retailers and mass merchants. Product and company information is available for download from the MicroProse Web site at www.microprose.com.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which is being mailed to stockholders today. Additional copies of such documents can be obtained by contacting the Information Agent at (800) 755-3107.